UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number 0-13089

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Hancock Holding Company 401(k) Savings Plan and Trust

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK HOLDING COMPANY

One Hancock Plaza

2510 14th Street

Gulfport, Mississippi 39501

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Employer I.D. Number 64-0693170

Plan Number: 003

Audited Financial Statements

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrators

of the Hancock Holding Company 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hancock Holding Company 401(k) Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hancock Holding Company 401(k) Savings Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets held for investment purposes as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Hancock Holding Company 401(k) Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Postlethwaite & Netterville, APAC

Metairie, Louisiana

June 24, 2015

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Cash	$674,845	$167,455

Investments, at fair value (Note 3)	262,389,378	254,938,485

Receivables:
Employer contribution receivable	—	1,943
Participant contribution receivable	—	1,587
Notes receivable from participants	4,607,051	3,982,299

Total receivables	4,607,051	3,985,829

Total assets	267,671,274	259,091,769

Net Assets Available For Benefits, At Fair Value	267,671,274	259,091,769

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(51,953)	(51,501)

Net Assets Available For Benefits	$267,619,321	$259,040,268

See accompanying notes.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Statements of Changes in Net Assets

Available for Benefits

Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Investment income (loss)
Net (depreciation) appreciation in fair value of investments	$(3,721,671)	$38,304,171
Dividends	13,989,095	3,124,226
Interest	274,719	330,907

Total investment income	10,542,143	41,759,304

Contributions
Employer	7,079,906	7,000,872
Employee	15,923,213	15,717,114
Rollover	609,995	1,799,309

Total contributions	23,613,114	24,517,295

Total additions	34,155,257	66,276,599

Deductions to net assets attributed to:
Benefits paid to participants	25,447,089	23,052,487
Administrative expenses	129,115	71,377

Total deductions	25,576,204	23,123,864

Increase in net assets available for plan benefits	8,579,053	43,152,735
Net assets available for plan benefits
Beginning of year	259,040,268	215,887,533

End of year	$267,619,321	$259,040,268

See accompanying notes.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December  31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of the Hancock Holding Company 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Merger of Whitney Bank Savings Plus Plan into the Plan

On June 4, 2011, Whitney Holding Corporation, the parent of Whitney National Bank (“Legacy Whitney”), completed its merger with and into Hancock Holding Company (“Hancock”). On December 31, 2012, the Whitney Bank Savings Plus Plan (the “Whitney Plan”) was merged into the Plan. Effective with the merger, the net assets of the Whitney Plan, totaling approximately $136.5 million and its participant accounts were transferred to the Plan. The Plan provisions described below govern the participation and benefits available to former Whitney Plan participants effective January 1, 2013.

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for eligible employees of Hancock Holding Company and its subsidiaries. All full-time and part-time employees of the Company who have completed 60 days of service and are age 18 or older are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

Whitney Bank (renamed from Hancock Bank effective March 31, 2014), the “Trustee”, a subsidiary of Hancock Holding Company, holds the Plan’s investments and executes transactions for the Plan. The Plan is administered by an officer of Whitney Bank. The Plan utilizes the services of EPIC Advisors, Inc. as the third-party administrator.

Contributions

Eligible employees may elect to defer up to the Internal Revenue Service (“IRS”) limitations, $17,500 for 2014 and 2013. In addition, participants age 50 and over have the option to contribute up to an additional $5,500 for 2014 and 2013, in pretax contributions through the Plan’s catch-up contribution provisions. The Company matches 100 percent of the first 1 percent of compensation deferred by a participant, and 50 percent of the next 5 percent of eligible compensation deferred. Eligible employees who are not participating in the Plan and have not actively opted out of participation are automatically enrolled at an initial 3 percent deferral rate.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan - Continued

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and earnings and losses and is also charged with an allocation of administrative expenses to the extent such expenses are paid by the Plan. All allocations are based on participant earnings or account balances, as defined by the Plan.

The Plan provides benefits based solely upon the amounts contributed to the participant’s account and any income, expenses and gains and losses on investment, which may be allocated to such participant’s account.

Vesting

The Company’s matching contributions and associated earnings or losses vest immediately after the participant has completed two years of service. Before January 1, 2013, participants in the Hancock Holding Company 401(k) Savings Plan were fully vested in employer matching contributions and allocated earnings or losses after three years of service, with no vesting before three years of service. Participants who merged in from the Whitney Savings Plus Plan were vested in the safe harbor matching source after two years of service. All participants vest 100 percent upon reaching retirement age, or upon termination of employment due to death or permanent disability.

Forfeitures

Forfeitures of employer matching contributions and allocated earnings and losses thereon are used to reduce employer contributions and Plan expenses. At December 31, 2014 and 2013, the forfeited amounts available for reducing future employer contributions and Plan expenses were $375,553 and $223,822, respectively. During 2014 and 2013, $0 and $141,072, respectively, were used to reduce employer contributions.

Investment Options

The Plan allows participants to direct contributions into various investment options. These options include mutual funds, money market funds, a common collective trust fund and Hancock Holding Company common stock.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan - Continued

Notes Receivable from Participants

Participants are allowed to borrow from their accounts in amounts ranging from a minimum of $1,000 to a maximum of 50 percent of the account balance, not to exceed $50,000. Loan maturities generally range from 1-5 years with one loan available at any time. The loans are collateralized by the balance in the participant’s account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1 percent or such other rate determined by the Plan Administrator on a uniform and consistent basis. The interest rate on outstanding loan balances ranged between 4.25 percent and 9.25 percent for 2014 and 2013. Principal and interest is paid ratably through payroll deductions. Upon origination of a loan, participants are charged an administrative fee that is reflected in administrative expenses in the statement of changes in net assets available for benefits. Participant loans are presented as notes receivable from participants in the statements of net assets available for plan benefits.

The Plan administrator declares a default if the participant fails to pay any regular installment of principal and interest when due and such failure continues until the last day of the calendar quarter following the quarter in which the failure first occurred. Should a default occur and be continuing, the trustee will report the amount of the principal and accrued interest as a deemed distribution as of the last day of the calendar year in which the default occurs. Management has evaluated participant notes receivable for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

Benefits are generally payable on termination of employment, retirement, attainment of age 59.5, death or disability. Benefits may be paid by either lump-sum payment, periodic payments over an actuarially determined period or rolled over into a qualified plan, subject to regulatory requirements. Hardship distributions are also available from participants’ elective deferral accounts, subject to regulatory requirements. Distributions from participant rollover sources can be withdrawn at any time.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2014 and 2013 are held by the Trustee and are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Mutual funds and common stock are valued at quoted market prices that represent the value of shares held by the plan at year end.

The Plan’s investments include a common collective trust fund that holds benefit-responsive investment contracts reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of common collective trust funds as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis. Any trades not settled as of year end are recorded as Investment Sales Receivable or Investment Purchases Payable in the Statements of Net Assets Available for Benefits. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments are included in net appreciation in the fair value of investments in the statements of changes in net assets available for benefits.

Participant notes receivable are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses related to record keeping for the Plan are paid by the Plan to an unrelated third-party. Those expenses not paid by the Plan are paid for by the Company, which include all trustee fees to Whitney Bank. The Plan paid $129,115 and $71,377 for administrative expenses related to the Plan for the years ended December 31, 2014 and 2013, respectively.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies - Continued

Future Adoption of New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued new guidance on fair value measurement (Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years and which should be applied retrospectively to all periods presented. Earlier application is permitted. The new amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. In addition, the amendments remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The Plan is currently evaluating the impact of this guidance on its financial statements.

Note 3. Investments

The following table represents the fair value of the Plan’s investments that represent 5 percent or more of the Plan’s net assets at December 31, 2014 or 2013.

	2014	2013
Fidelity Cap Appreciation Fund	$20,339,985	$19,535,998
Fidelity Contra Fund	$23,221,861	$22,770,792
Hancock Horizon Core Bond INSTL	$29,930,914	$27,674,920
Hancock Horizon GWTH INSTL	$20,644,976	$18,604,130
Hancock Horizon Value INSTL	$23,836,952	$21,809,846
Vanguard 500 Index FD Invester SHS	$13,406,126	n/a
Federated Capital Preservation Fund	$16,287,215	$17,892,832
Hancock Holding Company Stock	$25,888,450	$31,572,531

n/a - not applicable; investment was not greater than 5% in prior year.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 3. Investments - Continued

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) during the years ended December 31, 2014 and 2013 as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013
Mutual Funds	$1,892,667	$33,961,819
Employer Securities - Hancock Holding Company	(5,614,338)	4,342,352

Net appreciation (depreciation) in fair value of investments	$(3,721,671)	$38,304,171

Note 4. Tax Status

The Plan has received a favorable determination letter dated June 13, 2012, stating that the Plan is qualified under Section 401 of the IRC and is therefore exempt from federal income taxes. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Plan had no uncertain tax positions at December 31, 2014 or 2013. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense.

Note 5. Related Party Transactions

The Trustee is a subsidiary of Hancock Holding Company. Transactions between the Plan and Trustee, or the Plan and the sponsor (Hancock Holding Company), are considered to be exempt party-in-interest transactions. Mutual fund investments where Whitney Bank acts as an investment advisor totaled $105,984,546 and $99,776,958 as of December 31, 2014 and 2013, respectively. Additionally, at December 31, 2014 and 2013, the Plan owned $25,888,450 (843,272 shares) and $31,572,531 (860,756 shares) respectively, in Hancock Holding Company common stock. During 2014 and 2013, the Plan recorded $806,931 and $845,891, respectively, in dividend income on Hancock Holding Company common stock. The Plan paid no administrative fees to the Trustee during 2014 and 2013.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

Note 8. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codificcation (ASC) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 8. Fair Value Measurements – Continued

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds and money market funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Common collective trust fund: Reported at fair value utilizing Level 2 inputs, based on the underlying assets in the fund at year end. The collective investment fund holds guaranteed investment contracts (traditional GICs), separate account guaranteed investment contracts (separate account GICs) and synthetic guaranteed investment contracts (synthetic GICs). There are no unfunded commitments at December 31, 2014.

Employer securities: These common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2014 and December 31, 2013:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
December 31, 2014
Mutual funds
Fixed income	$47,550,360	$—	$—	$47,550,360
Equity	163,438,781	—	—	163,438,781
Money market funds	9,224,572	—	—	9,224,572
Common collective trust fund	—	16,287,215	—	16,287,215
Employer Securities	25,888,450	—	—	25,888,450

Total investments at fair falue	$246,102,163	$16,287,215	$—	$262,389,378

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 8. Fair Value Measurements – Continued

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
December 31, 2013
Mutual funds
Fixed income	$47,190,715	$—	$—	$47,190,715
Equity	148,080,337	—	—	148,080,337
Money market funds	10,202,070	—	—	10,202,070
Common collective trust fund	—	17,892,832	—	17,892,832
Employer Securities	31,572,531	—	—	31,572,531

Total investments at fair falue	$237,045,653	$17,892,832	$—	$254,938,485

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Plan’s Form 5500 at December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$267,619,321	$259,040,268
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	51,953	51,501

Net assets available for benefits per the Form 5500	$267,671,274	$259,091,769

The following is a reconciliation of investment income per the financial statement for the years ended December 31, 2014 and 2013, to the corresponding amounts shown on the Plan’s Form 5500:

	Year Ended	Year Ended
	December 31,	December 31,
	2014	2013
Total investment income per the financial statements	$10,542,143	$41,759,304
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(51,501)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	51,953	51,501

Total investment income per Form 5500	$10,542,595	$41,810,805

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Employer Identification Number: 64-0693170

Plan Number: 003

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	AMERICAN FD MUTUAL FUND	335,385.24 shares		$12,456,208
	BLACKROCK HIGH YIELD BOND INSTL	210,564.16 shares		1,659,246
	BROWN ADVISORY SM CAP FDMTL VL INV	261,934.92 shares		6,181,664
	EUROPACIFIC GROWTH FUND	28,015.66 shares		1,317,857
	FEDERATED EMRG MKT DEBT FUND	51,736.75 shares		436,141
	FEDERATED INTERCONTINENTAL INSTL FUND	85,441.07 shares		4,118,260
	FEDERATED TOTAL RETURN BOND FD INST	811,364.66 shares		8,957,466
	FEDERATED US GOVT SEC FD 2-5 YRS	135,901.61 shares		1,500,354
	FIDELITY CAP APPREC FUND	564,529.13 shares		20,339,985
	FIDELITY CONTRA FUND	237,030.32 shares		23,221,861
	GOLDMAN SACHS TRINF PROSEC INS	36,643.29 shares		379,624
*	HANCOCK HORIZON BURKENROAD SM CAP A	191,615.31 shares		10,764,948
*	HANCOCK HORIZON CORE BD INSTL	1,835,126.54 shares		29,930,914
*	HANCOCK HORIZON DIVERS INCM INST	173,767.34 shares		2,590,871
*	HANCOCK HORIZON DIVERS INTL INSTL	229,008.12 shares		4,889,323
*	HANCOCK HORIZON GOVT MONEY MKT INSTL	9,224,042.83 shares		9,224,043
*	HANCOCK HORIZON GWTH INSTL	1,021,522.81 shares		20,644,976
*	HANCOCK HORIZON QUANT LONGSHRT INSTL	169,206.59 shares		3,037,258
*	HANCOCK HORIZON U.S. SMALL CAP FD I	71,302.61 shares		1,065,261
*	HANCOCK HORIZON VALUE INSTL	898,829.26 shares		23,836,952
	SCHWAB RETIREMENT ADVTG MONEY FUND	528.94 shares		529
	TEMPLETON GLOBAL TOTAL RETURN ADV	144,416.51 shares		1,812,427
	VANGUARD 500 INDEX FD INVESTOR SHS	70,599.43 shares		13,406,126
	VANGUARD MID CAP INDEX FD INV	384,237.14 shares		12,956,476
	VANGUARD SMALL CAP INDEX ADMIRAL	46,729.11 shares		2,610,755
	VANGUARD TOTAL BD MKT INDEX ADM	264,414.74 shares		2,874,188

	Subtotal Registered Investment Companies			220,213,713
	FEDERATED CAPITAL PRESERVATION FD 1	1,623,526.25 shares		16,287,215
*	HANCOCK HOLDING COMPANY COMMON STOCK	843,272.00 shares		25,888,450

	Total investments			262,389,378
	Cash			674,845
*	Notes receivable from participants	Range of interest rates from 4.25% - 9.25% with maturity dates through 2023		4,607,051

				$267,671,274

*	Denotes party -in-interest
**	Cost information is omitted due to transaction being participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Hancock Holding Company 401(k) Savings Plan and Trust

Date: June 24, 2015	By:	/s/ Brian Adams
Name: Brian Adams Title: Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith